RANCHO SANTA MONICA DEVELOPMENTS INC.

June 22, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Attention: David H. Roberts, Staff Attorney

Dear Sirs:

Re:	Rancho Santa Monica Developments Inc. (the “Company”) Registration Statement on Form SB-2 - 333-122375

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 3:00 p.m. (Eastern Standard Time) on June 27, 2005, or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form SB-2, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

RANCHO SANTA MONICA DEVELOPMENTS INC.

/s/ Graham G. Alexander
_____________________________
Graham G. Alexander
President and Chief Executive Officer

3104 Sunnyhurst Road
North Vancouver, British Columbia, Canada V7K 2G3
Tel: (604) 537-5905